Mail Stop 4720
                                                           December 21, 2017


Via E-mail
Mr. Madhukar Dayal
Chief Financial Officer
Santander Holdings USA, Inc.
75 State Street
Boston, MA 02109

       Re:    Santander Holdings USA, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 20, 2017
              Form 10-Q for the Fiscal Quarter Ended September 30, 2017 Filed November 13, 2017
              File No. 001-16581

Dear Mr. Dayal:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 81

Delinquencies, page 98

1. We note your disclosure that total delinquencies increased by $554.3 million or 11.6%
       from December 31, 2015 to December 31, 2016. In your disclosure, you state that RICs and auto loan delinquencies increased by $547.3 million (or from 14.5% of total RICs to
       16.1% of total RICs) during the year ended December 31, 2016. Your disclosure goes on to state that it was due to seasonality in the RIC and auto loan portfolio where delinquencies tend to be higher during the holiday months of November to January. This
 Mr. Madhukar Dayal
Santander Holdings USA, Inc.
December 21, 2017
Page 2

       explanation does not appear to explain why the delinquencies would have increased so significantly as of December 31, 2016 relative to December 31, 2015. Please advise, or revise future filings as appropriate.

Item 8   Consolidated Financial Statements, page 125

Note 1   Basis of Presentation and Accounting Policies, page 134

Loans Held for Investment, page 139

2. We note your disclosure that you estimate prepayment speeds in your accounting under the interest method for your originated loans and retail installment contracts (RICs).
       Please tell us, and revise future filings to disclose, the quantitative assumptions used in estimating the prepayment estimate for each loan class, in accordance with ASC 310-20-
       50-2.

Leases, page 146

3. We note your disclosure that you periodically evaluate your investment in operating leases for impairment if circumstances, such as a general decline in used vehicle values, indicate that impairment may exist. However, we also note your disclosure on page 86 that impairment of an operating lease asset is assessed upon the occurrence of a triggering event, which you disclose are systemic, observed events impacting the used vehicle market, such as shocks to oil and gas prices. Lastly, you state that you have not taken any such impairment charges. Please respond to the following:

           In light of the similar reasons for adjusting depreciation expense, and for assessing the operating lease for impairment, please tell us in more detail how you would evaluate whether to adjust future depreciation rates versus take an impairment charge.

           Given the trend of declining used car prices, please tell us whether you have performed an impairment assessment for your investment in operating leases.

           Tell us whether you have a specific threshold that is considered when evaluating the size of the general decline in used vehicle values and the necessity for performing an impairment assessment.

Note 4   Loans and Allowance for Credit Losses, page 162

TDR Impact to ALLL, page 179

4.     We note your disclosure that when a consumer troubled debt restructuring
(TDR)
       subsequently defaults, you generally measure impairment based on the fair value of the collateral, if applicable, less estimated cost to sell. Please clarify if you follow this policy
 Mr. Madhukar Dayal
Santander Holdings USA, Inc.
December 21, 2017
Page 3

       for your RICs. In this regard, we note that a substantial number of your RICs subsequently default, as outlined on page 182.

Note 18   Fair Value, page 221

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 225

5. We note that you have $2.1 billion of loans held for sale as of December 31, 2016 which you disclose consists of personal, commercial, and retail installment contracts (RICs).
       We also note from your table showing the increases and decreases in value of the assets that are measured at fair value on a nonrecurring basis that you recorded $429.1 million of lower of cost or market adjustments during 2016. Lastly, we note your disclosure that the estimated fair value of these loans is calculated based on a combination of estimated market rates for similar loans with similar credit risks and a DCF analysis in which you use significant unobservable inputs on key assumptions, including historical default rates and adjustments to reflect voluntary prepayments, prepayment rates, discount rates reflective of the cost of funding and credit loss expectations. Please respond to the following:

          In light of the fact that your gross personal loan balances continues to decrease, please describe for us in further detail the significant drivers of the continued write-
          downs during 2016 and the nine months ended September 30, 2017.

          Identify the specific assumptions that have the most significant impact on the write-
          down to fair value.

          Given that you use a combination of estimated market rates and a DCF analysis, please tell us and clearly disclose how you consider both of these methodologies in arriving at the final fair value estimate. Furthermore, clearly state whether this approach is used for all loans classified as held for sale, or only certain portfolios.

          Tell us, and revise future filings to disclose, the quantitative unobservable inputs utilized in the valuation of each category of these loans, as well as all of the other nonrecurring fair value measurements as of December 31, 2016 and September 30,
          2017, as required by ASC 820-10-50-2(bbb).

Form 10-Q for the Quarter Ended September 30, 2017

Note 4 - Loans and Allowance for Credit Losses, page 18

Age Analysis of Past Due Loans, page 25

6. We note your disclosure regarding the differentiation between required minimum payment amounts for certain retail installment contracts (RICs) originated before and after January 1, 2017 for purposes of determining delinquency statistics. Specifically,
 Mr. Madhukar Dayal
Santander Holdings USA, Inc.
December 21, 2017
Page 4

       you revised the required minimum payment to be 90% of the scheduled payment from the previously used 50% of the scheduled payment for certain RICs, such that the required minimum payment is 90% of the scheduled payment, regardless of which origination channel the receivable was originated through.

          Tell us the reason for this change and how you considered whether it constituted a change in accounting policy or principle or a correction of an error under ASC 250.

          Tell us whether you performed an analysis to evaluate the significance of this change to your delinquency statistics for prior periods. If so, please tell us the results of this analysis.

          In light of the fact that delinquencies are a direct input to your allowance methodology, as disclosed on page 141 of your Form 10-K, please tell us whether you evaluated the impact of this change to your allowance methodology.

Consumer Loan TDRs, page 33

7.     We note your disclosure on page 33 that RIC troubled debt restructurings
(TDRs) placed
       on nonaccrual status are considered for return to accrual when a "sustained period" of repayment performance has been achieved. On page 179 of your 2016 10-K filing, your disclosure states that they are classified as current and continue to accrue interest as long as they remain less than 60 days past due." Please tell us how you define "sustained period." If the definition differs from your previous description of "less than 60 days past due," please explain the driver for the change and how you considered ASC 250 when making the change and deciding on appropriate disclosures to reflect it.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 92

Non-Performing assets, page 124

8. We note your disclosure on page 124 that non-performing status for the RIC portfolio will begin at 60 days past due. We also note your disclosure on page 125 that RICs are classified as non-performing (and therefore seemingly put on non-accrual) when they are greater than 60 days past due with respect to principal or interest. Please tell us, and clarify in your filings going forward, whether RIC non-accrual or non-performing status begins on day 60, or on day 61.

9. We note that annualized net loan charge-offs to average loans increased from 2.7% as of the end of 2016 to 2.9% at September 30, 2017, non-performing loans as a percentage of total loans increased from 2.4% at the end of 2016 to 3.1% at September 30, 2017, and
       the allowance for loan losses as a percentage of total non-performing loans decreased from 178.6% as of the end of 2016 to 151.7% at September 30, 2017. Furthermore, we
       note from your disclosures on page 129 that delinquencies increased from 6.0% at the
 Mr. Madhukar Dayal
Santander Holdings USA, Inc.
December 21, 2017
Page 5

       end of 2016, to 6.7% at September 30, 2017, with every category of loans showing significant increases in delinquencies. Please respond to the following:

          Tell us, and revise future filings to disclose, how these trends were factored in and considered in the context of your overall allowance methodology. For example, you disclose the allowance to non-performing loans ratio but it is not clear from your disclosure how you consider that ratio in light of the credit trends disclosed.
          Additionally, please also tell us whether you evaluate this type of ratio on a more granular level by loan portfolio, and if so, how.

          Provide more specific disclosure highlighting the drivers of the deterioration in credit quality. For example, on page 129, you simply quantify how much commercial delinquencies increased, but did not provide any discussion as to the factors driving this outcome. Similarly, in regards to the consumer loans secured by real estate, you disclosed that the deterioration was due to a decrease in credit quality, but it was not clear if this was due to changes in underwriting standards for new loans, or factors stemming from current borrowers.

Delinquencies, page 129

10. We note your disclosure that total delinquencies increased by $227.8 million or 4.3%
       from December 31, 2016 to September 30, 2016. In your disclosure, you state that RICs and auto loan delinquencies increased by $53.6 million (or from 16.1% of total RICs to
       16.6% of total RICs) during the nine months ended September 30, 2017. You disclosure goes on to state that it was due to seasonality in the RIC and auto loan portfolio where delinquencies tend to be higher during the holiday months of November to January. This explanation does not appear to explain why the delinquencies would have increased so significantly as of September 30, 2017. Please advise, or revise future filings as appropriate.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Cara Lubit at 202-551-5909 or me at 202-551-3512 with any questions.

                                                            Sincerely,

                                                            /s/ Stephanie L.
Sullivan

                                                            Stephanie L.
Sullivan
                                                            Senior Technical
and Policy Advisor
                                                            Office of Financial
Services